Exhibit 12.1

Anthem, Inc.

Computation of Ratio of Earnings to Fixed Charges(a)

(unaudited)

(millions of dollars, except ratios)

	Three Months Ended March 31,		Year Ended December 31,
	2015		2014		2013		2012		2011		2010
Ratio of Earnings to Fixed Charges
Earnings:
Income before income taxes	$1,569.1		$4,368.1		$3,840.2		$3,858.3		$3,957.9		$4,353.8
Interest expense, including amortization of debt discount and expense related to indebtedness	154.4		600.7		602.7		511.8		430.3		418.9
Estimated interest portion of rental expense	16.6		64.2		62.0		51.1		49.5		62.4

Total Earnings Available for Fixed Charges	$1,740.1		$5,033.0		$4,504.9		$4,421.2		$4,437.7		$4,835.1

Fixed Charges:
Interest expense, including amortization of debt discount and expense related to indebtedness	$154.4		$600.7		$602.7		$511.8		$430.3		$418.9
Estimated interest portion of rental expense	16.6		64.2		62.0		51.1		49.5		62.4

Total Fixed Charges	$171.0		$664.9		$664.7		$562.9		$479.8		$481.3

Ratio of earnings to fixed charges	10.18	x	7.57	x	6.78	x	7.85	x	9.25	x	10.05	x

(a)	The Company had no preference equity securities outstanding and did not pay preferred dividends in any of the periods presented. Consequently, the Company’s ratio of earnings to combined fixed charges and preferred stock dividends for each of such periods is identical to the Company’s ratio of earnings to fixed charges as indicated above.